News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 15, 2025

Seabridge Gold's Snip North Deposit Continues to Grow

Hole SN-25-30 Intersects 560m of 0.87 gpt Au and 0.16% Cu

Including 58m of 2.62 gpt Au and 0.40% Cu

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) ("Seabridge" or the "Company") today announced results of three additional drill holes completed this summer at the Snip North target on our Iskut Project in BC's Golden Triangle.  Results confirm the continuity, tenor and size of Snip North copper-gold porphyry mineralization noted in our news release of August 12, 2025.

A total of 18,000 meters of drilling has been completed in 18 holes to date. Results have prompted the company to expand the drilling program with an additional 3,000 meters planned. The latest assay results have established steeply north-and-west-plunging copper-gold mineralization with characteristic potassic alteration and porphyry stockwork veining over a strike length of 1,800 meters. Hole 30 has intersected what appears to be a possible porphyry intrusion associated with the mineral system, one of the objectives of this year's program.

Seabridge Chair and CEO Rudi Fronk commented: "Our concepts for Snip North are developing as expected. A core zone may be emerging within this mineralized envelope showing strong gold and copper grades that we see continuing for hundreds of meters in our drill logs. We will achieve the density of drilling projected to be necessary for a maiden resource and we are confident of announcing a mineral resource estimate for Snip North early next year based on this drill program.  However, it remains unclear if the ultimate limits of mineralization will be established by season's end."

Hole SN-25-28 (368,870mE 6,286,375mN elevation 175m at azimuth 170o, inclination -55o) is 348 meters northeast of hole SN-25-26, collaring into moderately potassic alteration of a fine-grained sedimentary section with abundant stockwork veining.  Veining increases down hole from the collar until intercepting fault controlled intrusive rocks at about 400 meters. Below 400 meters alteration decreases and follows lithologies with volcanoclastic rocks showing sericite-pyrite and sedimentary rocks with biotite-chlorite-sericite.  Chalcopyrite-bearing vein density is variable in this area but decreases down hole.

Hole SN-25-29 (369,584mE 6,286,422mN elevation 103m at azimuth 170o, inclination -55o) is a south directed drill hole 212 meters east of SN-25-26.  The hole begins in medium grained clastic sedimentary rocks but quickly transitions into medium and coarse-grained sedimentary rocks intercalated with volcanoclastic units of tuff and breccia to the end of the hole. Hydrothermal alteration is dominated by pervasive and vein margin biotite.  Deeper in the hole sericite accompanies the potassic alteration.  Quartz-magnetite and quartz-carbonate-sulfide veins are abundant in the upper part of the drill hole becoming less common at depth.  Deeper alteration is sericite in volcanoclastic rocks containing narrow quartz veins with molybdenite.

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Hole SN-25-30 (369,075mE 6,286,498mN elevation 187m at azimuth 190o inclination -65o) a southwest directed hole off-set 174m northwest of drill hole SN-25-25.  The top 130m in this hole intersected volcanoclastic host rock with low intensity sericite and potassic alteration accompanied by infrequent narrow pyrite veins.  From 130m to 400m the hole encountered fine-grained sandstone host rock with moderate potassic alteration and increasing quartz-sulfide-biotite veining.  Between 400m and 907m the sedimentary host rock shows intense potassic alteration and very high density of quartz-sulfide-biotite and an increase in carbonate-quartz-molybdenite veins that show a cross-cutting relationship indicative of multiple fluid phases.  At 576m a 146m wide replacement interval was intersected with semi-massive pyrite-magnetite-chalcopyrite and quartz-molybdenite veins.  Below the replacement unit volcanoclastic intervals were again recognized with potassic alteration, 1-5% sulfide disseminations and frequent quartz-sulfide-biotite and carbonate-sulfide-magnetite veins.

At 907m, a breccia was discovered with clasts of porphyritic andesite that could represent an intrusive body.  This unit's potassic alteration increases down hole with a high density of mineralized veins that include chalcopyrite and molybdenite.  Below the breccia, the sedimentary sequence reappears along with a series of narrow mafic dikes.

2025 Snip North Drill Hole Results

Hole ID	Length (m)		From (m)	To (m)	Interval (m)	Au g/t	Cu %	Ag g/t	Mo ppm
SN-25-28	738.6		25.0	538.0	513.0	0.42	0.13	1.9	74
		including	28.4	96.5	68.5	0.75	0.14	5.0	49
		including	146.0	178.0	32.0	1.05	0.25	4.2	68
		including	490.7	536.0	45.3	0.62	0.22	1.8	41
SN-25-29	942.0		162.7	640.3	477.6	0.54	0.09	1.2	74
		including	297.8	640.3	342.5	0.64	0.10	1.1	85
		including	599.8	635.5	35.7	0.85	0.16	2.1	29
SN-25-30	1162.8		131.4	846.4	715.0	0.72	0.13	1.7	56
		including	243.0	803.0	560.0	0.87	0.16	1.8	66
		including	390.0	494.3	104.3	1.55	0.25	4.5	16
		including	564.4	622.0	57.6	2.62	0.40	3.0	235

Drill hole locations are reported in NAD83 Zone 9 datum.  True thickness of these intervals is not known; additional drilling results and geological modeling are required to establish true width of the mineral system.  Assaying is being conducted by ALS Global, an ISO accredited laboratory in their facility at Langly, BC. Sample precision in all Seabridge exploration drilling is provide by the systematic insertion of blind certified geochemical standards, blanks and duplicate samples consistent with industry standards. The contents of this release have been reviewed and approved by William Threlkeld PGeo, Senior Vice President, Exploration of the Company and a qualified person under NI43-101.

A Snip North drill location plan map and long section of previous years drilling and the six holes announced this year can be found here.

About Seabridge Gold

Seabridge Gold has been exploring for and expanding mineral resources in its portfolio for the past 25 years.  The company maintains a robust package of exploration and development projects as well several royalty positions on project that were divested. Seabridge's principal assets are 100% owned by the company and include, the KSM project, and Iskut project, in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the extent of drilling that is planned to be completed in 2025; (ii) the estimated dimensions of the steeply north-and-west-plunging copper-gold mineralization encountered at Snip North and the extension of such mineralization with further assay results, (iii) that Hole 30 has intersected what appears to be a possible porphyry intrusion associated with the mineral system; and (iv) the drill density being sufficient to support estimation of a mineral resource and the announcement of a maiden mineral resource in early 2026.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the drill density may be insufficient to support mineral resource estimation, and (iii) the availability and cost of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD Rudi Fronk Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711